October 28, 2013

Robert Errett, Esq.
Special Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:           DBUBS 2011-LC3 Mortgage Trust
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 29, 2013
Commission File Number 333-172143-01

COMM 2012-LC4 Mortgage Trust
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 29, 2013
Commission File Number 333-172143-03

COMM 2012-CCRE1 Mortgage Trust
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed April 1, 2013
Commission File Number 333-172143-04

COMM 2012-CCRE2 Mortgage Trust
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 29, 2013
Commission File Number 333-172143-05

Cantor Commercial Real Estate Lending, L.P.
Form ABS-15G for the Reporting Period of April 1, 2012 to June 30, 2012 Filed September 24, 2012
Commission File Number 025-01219

Guggenheim Life & Annuity Company
Form ABS-15G for the Reporting Period of January 1, 2012 to March 31,
2012
Filed May 14, 2012
Commission File Number 025-00983

Anna H. Glick   Tel  212 504 6309   Fax  212 504 6666    anna.glick@cwt.com

Dear Mr. Errett:

 We are counsel to Deutsche Mortgage & Asset Receiving Corporation (the “Registrant”) in connection with your letter dated September 16, 2013 (the “Comment Letter”), transmitting further comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-captioned Forms 10-K and Forms ABS-15G, as amended by the Registrants’ Forms 10-K/A (Amendments No. 1) to such Forms 10-K filed on August 30, 2013 (collectively, the “Filings”).  We have reviewed the Comment Letter and the Filings, and we have discussed the comments contained in the Comment Letter with various representatives of  the Registrant.

This letter supplements our response letters to you dated August 30, 2013 and October 9, 2013 (together, the “Prior Response Letters”), which resolved item 1 of the Comment Letter.  For your convenience, the remaining Staff comments are repeated in italics below, followed by the responses of the Registrant.  Capitalized terms used, but not defined in this letter have the meaning given to them in the Prior Response Letters.

Forms 10-K of COMM 2012-CCRE1 Mortgage Trust and COMM 2012-CCRE2 Mortgage Trust

2.
We note your response to the second and third bullet points of comment one. Since the pooling and servicing agreement governing the Crossgates Mall mortgage loan defines how the loan is serviced, which could have an effect on cash flows to investors, please file this pooling and servicing agreement as an exhibit to the Form 10-K. Please also file with the relevant Form 10-K the applicable servicing agreements governing the RiverTown Crossing Mall mortgage loan and the 260 and 261 Madison Avenue mortgage loan.

Based upon our October 15, 2013 telephone conversation with the Staff, the Registrant is filing amended Reports on Form 10-K/A (Amendments Nos. 2) for the COMM 2012-CCRE1 Mortgage Trust and COMM 2012-CCRE2 Mortgage Trust transactions to incorporate by reference the pooling and servicing agreements governing the Crossgates Mall mortgage loan, the RiverTown Crossings Mall mortgage loan, and the 260 and 261 Madison Avenue mortgage loan.

Additional Amendments

As stated in the Prior Response Letters, we are filing amended Reports on Form 10-K/A (Amendments Nos. 1) with respect to the COMM 2012-CCRE3 Mortgage Trust, the COMM 2012-CCRE4 Mortgage Trust and the COMM 2012-CCRE5 Mortgage Trust transactions to address the issues raised in the Comment Letter and prior comment letters received by the Registrant from the Staff..

Robert Errett, Esq.
October 28, 2013

These amendments include:

•
filing, by incorporating by reference, the pooling and servicing agreements with respect to pari passu loan combinations that are not primarily serviced by the pooling and servicing agreement for the related transaction;

•	amending the certifications of the Registrant required by Exchange Act Rule 13a-14(d)/15d-14(d) to follow the specific form and content of Item 601(b)(31)(ii);

•
with respect to the COMM 2012-CCRE4 Mortgage Trust and the COMM 2012-CCRE5 Mortgage Trust transactions, filing the Notification Letter received from Wells Fargo and the Amended Assessment of Compliance and the related amended accountant’s attestation report from Wells Fargo’s registered public accounting firm for the 2012 reporting period; and

•	certain other corrective amendments referred to in the Explanatory Note at the end of Part I of each filing.

Forms ABS-15G

Form ABS-15G of Cantor Commercial Real Estate Lending, L.P.

3.
We note the revisions that Cantor Commercial Real Estate Lending, L.P. (“Cantor Commercial”) made to its most recent Form ABS-15G filed on July 30, 2013. We note, however, that Cantor Commercial did not provide an affirmative statement that the Form ABS-15G contains all required information. Please file, as previously requested, an amended Form ABS-15G with the requested affirmative statement.

As requested by the Staff, a copy of Cantor Commercial’s response is attached as Exhibit A.

Form ABS-15G of Guggenheim Life & Annuity Company

4.
 We note that Guggenheim Life & Annuity Company (“Guggenheim”) filed a Form ABS15G on July 31, 2013. We note, however, that Guggenheim did not provide an affirmative statement that the Form ABS-15G contains all required information. Please file an amended Form ABS-15G to include an affirmative statement that the Form ABS15G contains all required information.

As requested by the Staff, a copy of Guggenheim’s response is attached as Exhibit B.

Robert Errett, Esq.
October 28, 2013

Please contact me with any questions you have regarding the foregoing.

Very truly yours,

/s/ Anna H. Glick

Anna H. Glick

cc:	Hughes Bates
(Securities and Exchange Commission) Helaine M. Kaplan (Deutsche Mortgage & Asset Receiving Corporation)

Exhibit A

Copy of Cantor Commercial’s Response

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October 11, 2013

Robert Errett, Esq.
Special Counsel
Division of Corporation Finance
Office of Structured Finance
United States Securities and Exchange Commission
Mail Stop 3628
100 F Street, N.E.
Washington, DC 20549

Re:   Cantor Commercial Real Estate Lending, L.P.
  Form ABS-15G for the Reporting Period of April 1, 2012 to June 30, 2012
  Filed September 24, 2012
  File No. 025-01219

Dear Mr. Errett:

We are counsel to Cantor Commercial Real Estate Lending, L.P. (“Cantor Commercial”). We have reviewed your letter to Deutsche Mortgage & Asset Receiving Corporation, dated September 16, 2013 (the “Comment Letter”), transmitting comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to, among other filings, Form ABS-15G of Cantor Commercial Real Estate Lending, L.P., filed on July 30, 2013. We have discussed the comments indicated in the Comment Letter with the Staff and with various representatives of Cantor Commercial and Cantor Commercial’s response is set forth below.

For your convenience, the comment from the Comment Letter is repeated in italics below, followed by Cantor Commercial’s response.

Form ABS-15G of Cantor Commercial Real Estate Lending, L.P.

We note the revisions that Cantor Commercial Real Estate Lending, L.P. (“Cantor Commercial”) made to its most recent Form ABS15G filed on July 30, 2013. We note, however, that Cantor Commercial did not provide an affirmative

Patrick T. Quinn   Tel  +1 212 504 6067   Fax  +1 212 504 6666    pat.quinn@cwt.com

Robert Errett
October 11, 2013

statement that the Form ABS-15G contains all required information. Please file, as previously requested, an amended Form ABS-15G with the requested affirmative statement.

Cantor Commercial wishes to confirm to you that its recent filing on Form ABS-15G included all information in its possession or in the possession of any affiliate that is required to have been reported under Rule 15Ga-1 and Form ABS-15G.

Cantor Commercial wishes to further advise you that it tracks all activity related to repurchase requests, asset repurchases, asset replacement and the initiation of disputes regarding repurchase requests or rejection or withdrawal of repurchase requests involving Cantor Commercial for purposes of future disclosure and reporting. In addition, all CMBS transactions in which Cantor Commercial has engaged since January 1, 2011 contain contractual obligations on third parties requiring such parties to deliver to Cantor Commercial for the purposes of its reporting and disclosure obligations, any information related to any request or demand, whether oral or written, that a pool asset be repurchased or replaced, whether arising from a material breach or material document defect or other breach of a representation or warranty.

Per conversations with the Staff, we understand that it is not necessary for us to file an amended Form ABS-15G.

Cantor Commercial hopes the Staff will find the above responses responsive to its comments. If you have questions concerning the foregoing, please contact the undersigned.

Sincerely,

By:	/s/ Patrick T. Quinn
Patrick T. Quinn

cc.          Hughes Bates, Esq.
Jill Weinstein, Esq.

Exhibit B

Copy of Guggenheim’s Response

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October 11, 2013

Robert Errett, Esq.
Special Counsel
Division of Corporation Finance
Office of Structured Finance
United States Securities and Exchange Commission
Mail Stop 3628
100 F Street, N.E.
Washington, DC 20549

Re:         Guggenheim Life & Annuity Company
Form ABS-15G for the Reporting Period of January 1, 2012 to March 31, 2012
Filed May 14, 2012
File No. 025-00983

Dear Mr. Errett:

We are counsel to Guggenheim Life & Annuity Company (“Guggenheim”). We have reviewed your letter to Deutsche Mortgage & Asset Receiving Corporation, dated September 16, 2013 (the “Comment Letter”), transmitting comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to, among other filings, Form ABS-15G of Guggenheim Life & Annuity Company, filed on July 31, 2013. We have discussed the comments indicated in the Comment Letter with the Staff and with various representatives of Guggenheim, and Guggenheim’s response is set forth below.

For your convenience, the comment from the Comment Letter is repeated in italics below, followed by Guggenheim’s response.

Form ABS-15G of Guggenheim Life & Annuity Company

We note that Guggenheim Life & Annuity Company (“Guggenheim”) filed a Form ABS-15G on July 31, 2013. We note, however, that Guggenheim did not provide an affirmative statement that the Form ABS-15G contains all required information. Please file an amended Form ABS-15G to include an affirmative statement that the Form ABS-15G contains all required information.

Patrick T. Quinn   Tel  +1 212 504 6067   Fax  +1 212 504 6666    pat.quinn@cwt.com

Robert Errett
October 11, 2013

Guggenheim wishes to confirm to you that its recent filing on Form ABS-15G included all information in its possession or in the possession of any affiliate that is required to have been reported under Rule 15Ga-1 and Form ABS-15G.

Guggenheim wishes to further advise you that it tracks all activity related to repurchase requests, asset repurchases, asset replacement and the initiation of disputes regarding repurchase requests or rejection or withdrawal of repurchase requests involving Guggenheim for purposes of future disclosure and reporting. In addition, all CMBS transactions in which Guggenheim has engaged since January 1, 2011 contain contractual obligations on third parties requiring such parties to deliver to Guggenheim for the purposes of its reporting and disclosure obligations, any information related to any request or demand, whether oral or written, that a pool asset be repurchased or replaced, whether arising from a material breach or material document defect or other breach of a representation or warranty.

Per conversations with the Staff, we understand that it is not necessary for us to file an amended Form ABS-15G.

Guggenheim hopes the Staff will find the above responses responsive to its comments. If you have questions concerning the foregoing, please contact the undersigned.

Sincerely,

By:	/s/ Patrick T. Quinn
Patrick T. Quinn

cc.          Hughes Bates, Esq.
Jill Weinstein, Esq.